

September 3, 2010

Mr. Peter V. Coleman
Chief Financial Officer
Merriman Curhan Ford Group, Inc.
600 California Street, 9th Floor
San Francisco, CA 94108

      Re: **Merriman Curhan Ford Group, Inc.**
                Form 10-K/A for the Year Ended December 31, 2009
                Form 10-Q for the Period Ended March 31, 2010
                File No. 1-15831

Dear Mr. Coleman:

      We have read your supplemental response letter dated August 19, 2010, and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Period Ended December 31, 2009

Note 10. Sale of a Component of and Entity, page 82

1. We note your response to prior comment 1 and reissue the comment in part. Please provide a more detailed analysis as to how you determined that you had the risks and rewards of a principal in the ICD transactions. In your response, please address the following items:

    a. Tell us how you determined you were the primary obligor in the arrangement and had general inventory risk. Specifically, tell us the extent to which you assumed economic risk for customer acceptance of services provided.
    b. Tell us how your ability to establish prices indicates that you had risks and rewards of a principal in the transaction. Specifically, tell us the extent to which you would receive the economic benefit or absorb the risk from an increase or decrease in prices, respectively.

      c. Tell us the terms of your arrangement under which you have "limited credit risk" and have "the ability to pass on the most credit losses."

2. Provide a detailed description of all fees and reimbursements received from ICD. In your response, please reconcile your statement regarding the amount of monthly fees received of $10,000 to $22,000 per month with the terms of the asset purchase agreement filed as an exhibit to Form 8-K on January 16, 2009, which states that:

      a. ICD shall pay you 41% of its monthly gross revenue, in no case less than $100,000 per month and no more than $600,000 per month;

      b. The amounts paid for salaries, wages, benefits, and direct and indirect overhead for employees shall be reimbursed to you by ICD; and

      c. ICD shall be responsible for all invoices and other demands for payment received after the effective date of the agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3498 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant